SEACOR Marine Holdings Inc.

12121 Wickchester Lane, Suite 500

Houston, Texas 77079

December 16, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re: SEACOR Marine Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 12, 2021

File No. 001-37966

Ladies and Gentlemen:

We note the receipt by SEACOR Marine Holdings Inc. (the “Company”) of the comment letter (the “Comment Letter”) dated December 8, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Annual Report on Form 10-K. On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Components of Revenues and Expenses

Direct Vessel Profit, page 43

1. We note you have identified the measure Direct Vessel Profit (DVP) as a non-GAAP measure when applied to individual vessels, fleet categories or the combined fleet. You disclose that DVP is defined as operating revenues less direct operating expenses excluding leased-in equipment expense. We also note your disclosure that DVP has some limitations in that it does not take into account all expense related to the operation of the fleet and, more significantly, the Company. Please address the following related to this measure:

• Clarify if the operating revenues used in your calculation of DVP include leased-in equipment revenue. To the extent operating revenues include revenue from leased-in equipment, please explain why you believe it is appropriate to exclude the related costs and expenses in your non-GAAP presentation.

Response

In response to the Staff’s comment, the Company confirms that operating revenues used in its calculation of Direct Vessel Profit, or DVP, includes leased-in equipment revenue.

DVP is the primary metric used by the Company’s management to assess the operational performance of its vessels. In addition to using DVP as its measure of segment profitability, management uses DVP to assess the operational performance of the five vessel classes the Company operates in addition to the performance of individual vessels. Management believes that DVP is the best metric available to assess vessel and vessel class performance as it allows the Company to analyze operational performance without giving effect to “corporate-level decisions” such as the means by which the Company finances itself and its vessels.

Leased-in equipment is primarily comprised of previously owned vessels that were sold as part of multi-year sale-leaseback transactions. Similar to debt and equity financings consummated by the Company, the proceeds from the sale-leaseback transactions are used to help finance the costs of the vessel or for general corporate purposes. As a result, management believes that leased-in equipment expense is no different than the interest expense and principal payments associated with its owned vessel fleet, each of which are expenses unrelated to the operational performance of an individual vessel or vessel class. The leased-in equipment generates revenue and costs in the same manner as other owned vessels. Management believes that it is therefore appropriate to provide its investors and the market with the information it utilizes to assess vessel performance so that investors can view and assess the Company “through the same lens as management.”

• Tell us how you considered reconciling DVP to the most directly comparable GAAP measure, fully loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment, the Company notes that it does not present gross margin on the face of its financial statements nor does it present such metric in any of its other disclosures. Whenever the Company presents DVP by vessel class or on an individual vessel basis, the Company provides a reconciliation to operating income, which is the most “directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP)” as required by Item 10(e)(1)(i)(B) of Regulation S-K. The Company believes that this approach is most consistent with the guidance provided by the SEC in footnote 26 of the Staff’s adopting release for Regulation G (SEC Release No. 33-8176/34-47226), which states (emphasis added):

“…… We believe that it is most appropriate to provide registrants with the flexibility to best make the determination as to which is the “most directly comparable financial measure calculated and presented in accordance with GAAP.” We, therefore, do not believe that it is appropriate to provide a specific definition of that term…….”

Based on this guidance and the Company’s belief that operating income is the “most directly comparable financial measure calculated and presented in accordance with GAAP,” the Company believes the reconciliation of DVP to operating income is consistent with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K.

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If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (713) 972-4028 or our counsel, Milbank LLP, by calling Brett Nadritch at (212)-530-5301.

[Signature page follows]

Sincerely,

/s/ Gregory Rossmiller
Gregory Rossmiller

cc: Securities and Exchange Commission
Myra Moosariparambil
Craig Arakawa

SEACOR Marine Holdings Inc.
Jesús Llorca
Andrew H. Everett II

Milbank LLP
Brett Nadritch